

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Mike Winston
Founder and Executive Chairman; Treasurer
Jet Token Inc.
10845 Griffith Peak Drive Suite 200
Las Vegas, NV 89135

> **Re: Jet Token Inc.**
> **Post Qualification Amendment on Form 1-A**
> **Filed on June 15, 2022**
> **File No. 024-11449**

Dear Mr. Winston:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services